For immediate release
Sify reports revenues of INR 10463 million for FY 2013-14
EBITDA for the year is INR 1620 million

Chennai, Tuesday, April 22, 2014: Sify Technologies Limited (NASDAQ NM: SIFY), a leader in Managed Enterprise, Network, IT and Software services in India with global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the fiscal year 2013-14.

PERFORMANCE HIGHLIGHTS:

•	Revenue for the year ended March 31, 2014 was INR 10463 million, an increase of 22% over previous year.

•	EBITDA for the year was INR 1620 million, as against INR 779 million over last year.

•	Net Profit for the year was INR 373 million as against a net profit of INR 452 million for the previous year; the net profit for the previous year included a one-time gain of INR 658 million from sale of stake in associate company.

•	CAPEX during the year was INR 1051 million. Cash balance at the end of the year was INR 1328 million, excluding undrawn lines of credit.

Mr. Raju Vegesna, Chairman and Managing Director, said, “This has been another year of steady progress toward our goals of higher-level engagement with our customers and improved financial performance.

We have now come of age as an Enterprise service provider of repute.

We are pleased that we have been able to attract both new customers and increase the breadth of services with existing customers. It is gratifying to see new clients involving us in the planning stage of their technology refresh cycles; this clearly points to the strengths of our skillsets and the value clients see in our offerings.

We have continued to invest selectively and strategically, both in hard assets and in the next-generation skills required to support our customers with their Cloud Transformation plans. Our state-of-the-art Data Center in Mumbai, which is opening this quarter, reinforces our confidence in the opportunities in this sector.”

Mr. Kamal Nath, CEO, said, “In FY 13-14, we had an all-round growth on revenue, fresh order bookings and profitability in an otherwise challenging business environment. Our engagement flavor with both existing and new clients has undergone significant changes over the previous years in terms of increased percentage of services mix, average deal size and confirmed multi-year services contracts. Productivity per sales headcount has also seen significant improvement, which has laid the foundation for further improvement in the coming years.

Last year, we launched a host of Infrastructure and Application services to be delivered from our existing and new Data Centers, which would lead our Sify 3.0 services led growth in FY 14-15.”

Mr. M P Vijay Kumar, CFO, said, “We are pleased to report our first full-year of Net Profit since we began our Enterprise transformation 7 years ago. Profit reported last year included an extraordinary one-time gain already reported. This reflects continued positive growth, coupled with strong cost management efforts and a selective investment approach.

The current incurred costs from ongoing projects, combined with the cautious economic environment heading into elections this year, has put pressure on our earnings in the current quarter, emphasizing the need to continue to manage our costs and investments carefully until we see definitive signs of a stronger economic outlook.

Our efforts this past year give us good momentum going into our 2014-15 business plan.  We are expecting to complete a large national Network and Systems Integration project early in the coming year. Also, with the opening of our new Data Center in Noida last quarter, and the upcoming one in Mumbai, we now have sufficient capacity to support our IT Services and Cloud growth initiatives.

Cash balance at the end of the year was INR 1328 million excluding undrawn lines of credit.”

FINANCIAL HIGHLIGHTS

Unaudited Consolidated income statement as per IFRS
(in INR millions)
	Year ended	Year ended	Quarter ended	Quarter ended
Description	March	March	March	March
	2014	2013	2014	2013

Revenue	10,463	8,571	2,632	2,317

Cost of Revenues	(6,207)	(4,751)	(1,621)	(1,233)

Selling, General and Administrative Expenses	(2,636)	(3,041)	(693)	(848)

EBITDA	1,620	779	318	236

Depreciation and Amortisation expense	(1,103)	(849)	(266)	(212)

Net Finance Expenses	(238)	(187)	(57)	(65)

Other Income	94	51	45	25

Profit from sale of shares in affiliate and rights therein	-	658	-	-

Profit / (loss) Before tax	373	452	40	(16)

Income Taxes	-	-	-	-

Profit / (loss) for the period	373	452	40	(16)

Reconciliation with Non-GAAP measure

Profit / (loss) for the period	373	452	40	(16)
Add:
Depreciation and Amortisation expense	1,103	849	266	212

Net Finance Expenses	238	187	57	65
Less:
Other Income	(94)	(51)	(45)	(25)

Profit from sale of shares in affiliate and rights therein	-	(658)	-	-

EBITDA	1,620	779	318	236

Note: Year ended March 31, 2013 are audited numbers

BUSINESS HIGHLIGHTS

Telecom Services

•	Telecom Business grew by 73% over previous year.

•	Over the course of the year, the business added more than 1000 large and Emerging Enterprises for their various services.

•	Existing and new customers also consolidated their network with us leading to considerable growth across BFSI, Utilities and SMB.

•	In BFSI, the business signed up two banking licenses aspirants and also enhanced scope for one of its oldest customers. These wins were not only for connectivity but also WAN management including security.

•	On the wholesale front, Sify bagged multiple deals from India’s leading mobile operators, allowing us to monetise our international assets.

•	Sify has received its TL9000 certification for its NoC, Network Managed services capability and its service provider infrastructure processes

Data Center Services

•	In the last quarter of this year we added fresh Data Center capacity with the launch of our Noida Data center and set a new benchmark for the competition.

•	We won Data Center contracts from one of India’s oldest English daily publication, a nationalised bank, an International connectivity major, a Healthcare institute and a co-operative bank.

Cloud and Managed Services

•	Cloud and Managed services grew 116% over previous year.

•	The business added more than 80 new customers this year across various verticals.

•	Major wins came from the BFSI with a co-operative bank availing our Managed services at over 700 locations, and a contract with one of India’s oldest Mercantile banks which includes private cloud at our DC

•	We signed a major deal to migrate a prominent ERP reseller in the Middle East to our Cloudinfinit platform.

•	New services launched were in Business continuity planning & Recovery as a Service with a major international BCP player.

•	The business signed major Disaster Recovery as a Service (DRaaS) deals with a large educational institution and a pharma major.

•	A partnership was signed with the world leading content delivery service provider to extend their service to all our clients.

•	Our hosting services are now SAP certified and also find mention in one of the big four research agencies well indexed Magic quadrant for Asia and Middle East.

Applications Integration services

•	This business grew 71% over last year and added more than 40 new customers

•	Talent Management and Forum business (Sify Internal IPs) has grown by over 40% and also launched Forum on the Cloud.

•	We signed major deals among the Government with a combination of Technical and Banking institutions.

•	eLearning business grew 35% over previous year and added 12 new customers over the year.

•	Other Applications services contracts included three from a State government, two portable power major, a beverages major, a Central government’s department and an edible oil manufacturer and distributor.

•	This business also set up the SAP practise as a separate line of business.

Technology Integrations services

•	The Technology Integration business grew 89% over last year.

•	TIS Business is closely aligned with Leading OEM partners in Network Integration, Data Centre, Security and Unified Communication space.

•	The business won large orders from a State government department, two banking majors, Private Finance Institute, a defense establishment and one of India’s largest insurers, Large FMCG.

•	Other wins were from a Government of India petro-chemical refinery, a leading mobile value-added service player and another for building of Data Center for a private IT education player, State Co-op Bank from North East state for Data Center Setup for both Non IT and IT, a State government for Deploying IP surveillance across their education wing.

•	11 Large and 25 Emerging Enterprise customers were signed up for the year.

•	The business has signed up major partnerships with a global leader in Networking, Security, Servers, performance optimization and storage, Video space to promote their solutions.

About Sify Technologies

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1200 cities and towns in India. This telecom network today connects 36 Data Centres across India including Sify’s 5 Tier III Data Centres across the cities of Chennai, Mumbai, Delhi and Bengaluru.

A significant part of the company’s revenue is derived from Enterprise Services, comprised of Telecom services, Data Center services, Cloud and Managed services, Applications Integration services and Technology Integration services. Sify also provides services that cater to the burgeoning demands of the SMB community, much of it on its Cloud services platform.

Sify is ISO 9001:2008 certified for Enterprise Sales, Provisioning, support and customer relationship management of ICT solutions and services including VPN, Network, Voice, Data Centre hosting, Integration services, security services and managed services. Sify has been certified in ISO / IEC 20000 - 1:2011 and ISO/IEC 27001:2005 certified for Internet Data Center operations. Sify has been certified in SSAE16 SOC2 Type II for Cloud Infrastructure. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP backhaul for international carriers. With the Sify Cable landing station and partnerships with submarine cable companies globally, Sify is present in almost all the spheres of the ICT eco system.

The company has an expanding base of Managed Services customers, both in India and overseas, and is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. The software team develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning, both in India and globally.
For more information about Sify, visit www.sifycorp.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2013, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:
Sify Technologies Limited	Grayling Investor Relations

Mr. Praveen Krishna	Ms. Trúc Nguyen (ext. 418)
Investor Relations & Public Relations	Mr. Christopher Chu (ext. 426)
+91 44 22540777 (ext.2055)	+1-646-284-9400
praveen.krishna@sifycorp.com	truc.nguyen@grayling.com
christopher.chu@grayling.com